UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25/A
NOTIFICATION OF LATE FILING

[ X  ]Form 10-K   [    ]Form 20-F   [   ]Form 11-K   [   ]Form 10-Q  [   ] Form N-SAR

For Period Ended:   September 30, 2004

[X] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR

For the Transition Period Ended: __________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I - REGISTRANT INFORMATION

Full Name of Registrant:

CLX INVESTMENT COMPANY, INC.

Former Name if Applicable

CLX Energy, Inc.

Address of Principal Executive Office (Street and Number):

43180 Business Park Drive, Suite 202

City, State and Zip Code:

Temecula, CA 92590

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate)

[  X  ]      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20 F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  X  ]     (c) The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed period.

Due to the change in auditors,  the new auditors were unable to start the audit in a timely manner due to delays in being able to contact the prior auditor. This delay precluded them from being able to compete the audit on a timely basis.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Shane H. Traveller                              (951)                                    587-9100
    (Name)                                          (Area Code)                       (Telephone No.)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

  [ X  ] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 [   ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CLX INVESTMENT COMPANY, INC.
(Name of Registrant as Specified in Charter)

    Has caused this notification to be signed on their behalf by the undersigned hereunto duly authorized.

Date: January 19, 2005	By: /s/ Shane H. Traveller Shane H. Traveller Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

 Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

January 13, 2005

CLX Investment Company, Inc.
(formerly CLX Energy, Inc.)
43180 Business Park Drive, Suite 202
Temecula, CA 92590

Dear Sirs:

We were unable to start the September 30, 2004 audit in a timely manner due to delays in being able to contact the prior auditor. This delay precluded us from being able to complete the audit of CLX Investment Company, Inc on a timely basis.

Sincerely,

HJ Associates & Consultants, LLP